Akin Gump Strauss Hauer & Feld LLC
2029 Century Park East, 24th Floor
Los Angeles, CA  90067

August 13, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Jay Williamson, Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

        Re:                Pet DRx Corporation
                                      Schedule 14C
                                      File No. 001-34085
                                      Filed July 23, 2010

Dear Mr. Williamson:

We are submitting this letter on behalf of Pet DRx Corporation in response to the comments set forth in your letter dated August 9, 2010 relating to the Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2010 by Pet DRx Corporation (the “Schedule 14C”).

For your convenience, we have included the Commission’s comments in bold typeface and appearing below it our response.

The Merger, page 5

Background to the Merger

1.
Please revise the “particular interests of officers and members of the board” to clarify the nature and extent of all material interests.  For instance, we note the disclosure on page 14 that the sellers retained separate counsel to represent their interests.  Currently it is unclear to what extent these interests differ from the disclosure presented on page S-4 and page 30.  Please advise.  It is also unclear what fees and expenses are covered by the “transaction bonus pool” and whether any services by NEOs or directors are meant to be compensated through the bonus pool.

Company Response:  The Schedule 14C has been revised to comply with the Staff’s comment.  Please see pages S-4, S-5, 28 and 31 of the Schedule 14C.

Interests of Pet DRx’s Officers and Directors in the Stock Purchase Agreement and the Merger Agreement, page 30

2.
Please revise to disclose the actual amount of debts repaid to each named executive officer and director in connection with your transaction.  Also, please provide similarly detailed disclosure as it relates to your options and clarify whether such options were vested or not.

Company Response:  The Schedule 14C has been revised to comply with the Staff’s comment.  Please see pages 29 and 31 of the Schedule 14C.

        The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please call me at (310) 728-3313.

Sincerely,

/s/ Julie Kaufer
Julie Kaufer